                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------

                                  SCHEDULE TO/A

                          TENDER OFFER STATEMENT UNDER
  Section 14(d)(1) or Section 13(e) (1) of the Securities Exchange Act of 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                        Copy to:
      Thomas L. Korner, President               Michael D. Phillips, Esq.
    Everflow Eastern Partners, L.P.           Calfee, Halter & Griswold LLP
         585 West Main Street                1400 McDonald Investment Center
         Canfield, Ohio  44406                     800 Superior Avenue
             (330)533-2692                       Cleveland, Ohio  44114
                                                      (216)622-8200



                                 April 30, 2003
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

  Transaction Valuation: 574,877 Units of           Amount of Filing Fee*
Limited Partnership Interest at $8.44 per Unit             $393.00
                                -----                      -------

     * Previously paid. Calculated at $80.90 per million of Transaction Value.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

       Amount Previously Paid:                             Not Applicable
                              ---------------------------
       Form of Registration No.:                           Not Applicable
                                -------------------------
       Filing Party:                                       Not Applicable
                    -------------------------------------
       Date Filed:                                         Not Applicable
                  ---------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]    third-party tender offer subject to Rule 14d-1.

[X]    issuer tender offer subject to Rule 13e-4.
                                      ----------
[ ]    going-private transaction subject to Rule 13e-3.
                                            ----------
[ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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     On April 30, 2003, Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company") offered to purchase up to 574,877 of its units of limited partnership interests (the "Units") at a price of $8.44 per Unit in cash (the "Purchase Price"), upon certain terms and conditions (the "Offer to Purchase"). Effective June 30, 2003, the Company accepted an aggregate of 34,034 Units at a price of $8.44 per Unit, net to Sellers in cash, for an aggregate amount of $287,247. Immediately after the acceptance of the tendered Units by the Company, there were 5,714,739 Units outstanding.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 2, 2003            EVERFLOW EASTERN PARTNERS, L.P.

                              By:      EVERFLOW MANAGEMENT LIMITED, LLC
                                       General Partner

                              By:      EVERFLOW MANAGEMENT CORPORATION
                                       Managing Member


                              By:      /s/ William A. Siskovic
                                       -----------------------------------
                                       William A. Siskovic
                                       Vice President and Treasurer